Exhibit 99.2

September 21, 2023

The Manager- Listing

BSE Limited

(BSE: 507685)

The Manager- Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE: New York

(NYSE: WIT)

Dear Sir/Madam,

Sub:	Press Release

Please find attached herewith copy of the Press Release which is being released today.

Thanking you,

For Wipro Limited

/s/ M Sanaulla Khan
M Sanaulla Khan
Company Secretary

Wipro Appoints Aparna C Iyer as Chief Financial Officer

EAST BRUNSWICK, N.J. | BENGALURU, India – Sept. 21, 2023 – Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading technology services and consulting company, today announced that it is appointing Aparna C Iyer as Chief Financial Officer, effective immediately. Aparna will report to CEO Thierry Delaporte and will join the Wipro Executive Board. She succeeds Jatin Dalal, who is stepping down as CFO to pursue other career opportunities.

“Aparna is an accomplished and results-driven leader. Throughout her 20-year career with Wipro, she has been a dynamic, forward-thinking strategic partner to our business leaders,” said Thierry Delaporte, Chief Executive Officer and Managing Director, Wipro Limited. “Aparna has been integral to our finance transformation over the last few years, playing a key role in our financial strategy and planning, investment programs, and transformation initiatives. Her commitment to creating lasting value, expertise across the full spectrum of finance operations, and her experience in working with a range of stakeholders will be instrumental in achieving our financial objectives.

“I also want to thank Jatin for his contributions to Wipro over his tenure and wish him the best in his future endeavors.”

Aparna joined Wipro in April 2003. Over her 20 years with Wipro, she has held several finance roles, including Internal Audit, Business Finance, Finance Planning and Analysis, Corporate Treasury and Investor Relations, and, most recently, Senior Vice President and CFO of Wipro FullStride Cloud. Aparna has deep expertise in financial risk management, capital allocation, fund raising, driving business strategy and growth.

“I am thrilled to take on the role of CFO at this important juncture for Wipro,” said Aparna. “As we continue our transformation journey, I look forward to working with Thierry, our finance team and the entire organization to build on our successes, drive sustainable growth, and create value for our stakeholders.”

Aparna is a Chartered Accountant (CA) and was a gold medalist of the CA 2002 batch.

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading technology services and consulting company focused on building innovative solutions that address clients’ most complex digital transformation needs. Leveraging our holistic portfolio of capabilities in consulting, design, engineering, and operations, we help clients realize their boldest ambitions and build future-ready, sustainable businesses. With 250,000 employees and business partners across more than 60 countries, we deliver on the promise of helping our clients, colleagues, and communities thrive in an ever-changing world. For additional information, visit us at www.wipro.com.

Media Contact:

Sanuber Grohe

Sanuber.grohe@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry.

Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.